EXHIBIT 99.1

Northern Dynasty: Pebble Partnership Plans Field Program at Southwest Alaska’s Pebble Project

VANCOUVER, BC / April 28, 2022 / Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned U.S-based subsidiary Pebble Limited Partnership ("Pebble Partnership" or "PLP") is preparing crews and equipment for its 2022 field program at the Pebble Project site in southwest Alaska, with a focus on environmental management and sustainability. All currency values are presented in U.S. dollars.

The six-week helicopter supported program is expected to begin mid-May and continue until the end of June. The main activities of the work program include:

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Site care and maintenance, including demobilization of equipment that is no longer actively being used at this time. A heavy lift helicopter will be mobilized to site for several days to facilitate the movement of the larger pieces back to the Company storage yards at the town of Iliamna until they are needed for future work programs.

•	Removal of an old weather monitoring tower and shelter that are no longer needed due to completion of data collection at that site.

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Inspection and permanent closure of select drill holes where the collection of baseline hydrology data for the site has been completed. Hole collars will be removed below ground level, hole plugs will be placed below the bedrock interface and the holes will be backfilled with grout and a cement cap. Sites will then be reclaimed and seeded as required.

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Work will be completed by a five-person field team supported using a single helicopter. All field crew members and PLP's onsite field supervisor are residents of the nearby communities of Kokhanok, Iliamna, and Newhalen. Prior to commencing the program, crew members will receive three days of refresher safety training and site and helicopter orientation. All crew members are returning hires that worked on last summer's successful field program.

•	Work is being conducted with support from the Alaska Peninsula Corporation and Iliamna Development Corporation.

"While we continue to wait for the U.S. Army Corps of Engineers to advance our administrative appeal, we have another important summer work program planned to maintain and enhance our important asset, "said Ron Thiessen, Northern Dynasty President and CEO. "This work is part of our unwavering commitment to safety and sustainability at the project. While site activities planned this year have a modest budget, the Pebble Partnership continues to prioritize local contracting and employment to ensure that the local economy receives the maximum benefit of this work."

"The Pebble Partnership has put together a great team of local workers that is keen to get to work. Meaningful employment in this region is rare, and we are doing our part to engage as many local residents that we can. Imagine the potential for benefits in this area, with one of the highest unemployment rates in all of the U.S., when the proposed mine is allowed to go forward," Mr. Thiessen added.

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As announced on February 28, 2022, the Company commissioned a comprehensive study authored by IHS Markit, a leading global source of critical information and insight, entitled ‘Economic Contribution Assessment of the Proposed Pebble Project to the U.S. national and state economies.' This independent expert study provides a detailed review of the significant economic benefits the proposed Pebble Project would have both nationally and at the state level, particularly for Alaskans. The press release is available on the Company's website at the following link: https://www.northerndynastyminerals.com/site/assets/files/4946/nr-february-28-2022-fnl.pdf

Subject to permitting and as detailed in the IHS Markit report, the Year 5 Potential Expansion scenario is estimated to generate about 12,500 high paying jobs during the initial capital period and approximately 13,000 jobs during the operations phase, over half of which are expected to be filled by Alaskans. Under the Year 5 Potential Expansion scenario during the operations phase, annual State and local taxes are estimated to average $262 million and the Gross Domestic Product ("GDP") increase for Alaska is estimated to average $720 million per year, which equates to approximately $1,000 per Alaskan.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

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Forward-Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) statements on the economic contribution of the Pebble Project to the Alaskan and United States economies, which are based on the Company's 2021 preliminary economic assessment of the Pebble Project (the "2021 PEA") which is preliminary in nature, and the IHS Markit report, (ii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (iii) the political and public support for the permitting process, (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits, (v) future metals prices, including the price of copper, (vi) the right-sizing and de-risking of the Pebble Project, (vii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (viii) exploration potential of the Pebble Project, (ix) future demand for copper and gold, (x) the potential addition of partners in the Pebble Project, (ix) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA's Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xii) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the assumptions underlying the 2021 PEA, and the assumptions related to the IHS Markit report identified in NDM's February 28, 2022 news release, (ii) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (iii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iv) NDM's estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (v) NDM will be able to establish the commercial feasibility of the Pebble Project, (vi) NDM will be able to secure the financing required to develop the Pebble Project, and (vii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the 2021 PEA may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company's annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company's Management Discussion and Analysis for the nine months ended September 30, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

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The National Environment Policy Act Environmental Impact Statement process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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